                       SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549
                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                             BIG DOG HOLDINGS, INC.
                       (Name of Subject Company (issuer))
                             BIG DOG HOLDINGS, INC.
               (Names of Filing Persons (identifying status as
                        offeror, issuer or other person))


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)


                                   089128-10-2
                      (CUSIP Number of Class of Securities)


                                 Anthony J. Wall
                  Executive Vice President and General Counsel
                             Big Dog Holdings, Inc.
                                 121 Gray Avenue
                             Santa Barbara, CA 93101
                              (805) 963-8727 x1363
                  (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications on behalf of filing persons)
                                    COPY TO:
                              Kendall Bishop, Esq.
                              O'Melveny & Myers LLP
                       1999 Avenue of the Stars, Suite 700
                              Los Angeles, CA 90067
                                 (310) 553-6700

                                  July 31, 2000
                            CALCULATION OF FILING FEE
---------------------------------------- ---------------------------------------
        TRANSACTION VALUATION*                  AMOUNT OF FILING FEE
---------------------------------------- ---------------------------------------
             $21,875,000                               $4,375
---------------------------------------- ---------------------------------------

* Calculated solely for purposes of determining the filing fee. Determined pursuant to Rule 0-11(b)(1), based upon the purchase of 3,500,000 shares at $6.25 per share.

/ / Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount previously paid:  N/A         Form or Registration No.:  N/A
     Filing party:  N/A                   Date Filed: N/A

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     / / third-party tender offer subject to Rule 14d-1.

     /X/ issuer tender offer subject to Rule 13e-4.

     / / going-private transaction subject to Rule 13e-3.

     / / amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

                                   SCHEDULE TO

         This Issuer Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the tender offer by Big Dog Holdings, Inc., a Delaware corporation (the "Company"), to purchase up to 3,500,000 shares of common stock, par value $.01 per share, at a price, net to the seller in cash, of $6.25 per share, upon the terms and subject to the conditions set forth in the offer to purchase, dated July 31, 2000 (the "offer to purchase") and the related letter of transmittal, which are herein collectively referred to as the "offer." Copies of such documents are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to this Schedule TO.

ITEM 1.  SUMMARY TERM SHEET.

                  The information set forth in the offer to purchase under "Summary Term Sheet" is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

         (a) The name of the issuer is Big Dog Holdings, Inc., a Delaware corporation. The address of its principal executive offices is 121 Gray Avenue, Santa Barbara, California 93101. Its telephone number is (805) 963-8727. Its URL is http://www.bigdogs.com.

         (b) The class of equity securities to which this Schedule TO relates is common stock, par value $0.01 per share, of the Company. The information set forth in the offer to purchase in "Introduction" is incorporated herein by reference.

         (c) The information set forth in the offer to purchase in "Introduction" and Section 7 ("Price Range of Shares") is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

         (a) The Company is filing this Schedule TO. The information set forth in the offer to purchase in "Introduction," Section 9 ("Interests Of Directors And Executive Officers; Transactions And Arrangements Concerning The Shares") and Section 11 ("Certain Information About The Company") is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

         (a)(1) The information set forth in the offer to purchase in "Introduction," Section 1 ("Number Of Shares; Proration"),
                  Section 2 ("Tenders By Owners Of Fewer Than 100 Shares"),
                  Section 3 ("Procedure For Tendering Shares"), Section 4 ("Withdrawal Rights"), Section 5 ("Purchase Of Shares And Payment Of Purchase Price"), Section 14 ("Certain United States Federal Income Tax Consequences"), Section 15 ("Extension Of The Offer; Termination; Amendment"), and
                  Section 17 ("Miscellaneous") is incorporated herein by reference.

         (a)(2)   Not applicable.

         (b) The information set forth in the offer to purchase in Section 9 ("Interests Of Directors And Executive Officers; Transactions And Arrangements Concerning The Shares") is incorporated herein by reference.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         (e) The information set forth in the offer to purchase in Section 9 ("Interests Of Directors And Executive Officers; Transactions And Arrangements Concerning The Shares") is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (a)-(c) The information set forth in the offer to purchase in "Introduction," Section 8 ("Background And Purpose Of The Offer; Certain Effects Of The Offer"), Section 9 ("Interests Of Directors And Executive Officers; Transactions And Arrangements Concerning The Shares"), and Section 12 ("Effect Of The Offer On The Market For Shares; Registration Under The Securities Exchange Act") is incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a), (b), (d) The information set forth in the offer to purchase in
                  Section 10 ("Source And Amount Of Funds") is incorporated herein by reference.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a), (b) The information set forth in the offer to purchase in "Introduction" and Section 9 ("Interests Of Directors And Executive Officers; Transactions And Arrangements Concerning The Shares") is incorporated herein by reference.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         (a) The information set forth in the offer to purchase in "Introduction" and Section 16 ("Fees And Expenses") is incorporated herein by reference.

ITEM 10.  FINANCIAL STATEMENTS.

         (a), (b) The Company does not believe that any of its financial statements is material to a decision by the stockholders of the Company whether to tender or hold the common stock because the consideration offered consists solely of cash, the offer is not subject to any financing condition, and the Company is a public reporting company under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, that files reports electronically on EDGAR.

ITEM 11.  ADDITIONAL INFORMATION.

         (a) The information set forth in the offer to purchase in Section 9 ("Interests Of Directors And Executive Officers; Transactions And Arrangements Concerning The Shares"), Section 12 ("Effect Of The Offer On The Market For Shares, Registration Under The Securities Exchange Act") and Section 13 ("Certain Legal Matters") is incorporated herein by reference.

         (b) The information set forth in the offer to purchase and the related letter of transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, is incorporated herein by reference.

ITEM 12.  EXHIBITS.

     (a)(1)(A)   Offer to Purchase, dated July 31, 2000.

     (a)(1)(B)   Letter of Transmittal.

     (a)(1)(C)   Notice of Guaranteed Delivery.

     (a)(1)(D) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

     (a)(1)(E) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

     (a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (a)(1)(G) Letter to the Company's Stockholders from Fred Kayne, Chairman of the Board, and Andrew Feshbach, Chief Executive Officer, dated July 31, 2000.

     (a)(5)      Press Release issued by the Company on July 31, 2000.

     (b)         Credit Agreement by and among the Company, Big Dog
                 USA, Inc., each lender from time to time party thereto and Bank of America, N.A., as Administrative Agent and Issuing Lender, dated July 28, 2000.

     (d)         Not applicable.

     (g)         Not applicable.

     (h)         Not applicable.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

         Not applicable.

SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                           BIG DOG HOLDINGS, INC.

                           By:      /s/ Andrew Feshbach
                                 ------------------------------

                           Name:    Andrew Feshbach
                                 ------------------------------

                           Its:     Chief Executive Officer
                                 ------------------------------






Dated:  July 31, 2000

                                  EXHIBIT INDEX

EXHIBIT
NO.               DESCRIPTION
---------         -----------

(a)(1)(A)         Offer to Purchase, dated July 31, 2000.

(a)(1)(B)         Letter of Transmittal.

(a)(1)(C)         Notice of Guaranteed Delivery.

(a)(1)(D) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(1)(E) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G) Letter to the Company's Stockholders from Fred Kayne, Chairman of the Board, and Andrew Feshbach, Chief Executive Officer, dated July 31, 2000.

(a)(5)            Press Release issued by the Company on July 31, 2000.

(b)               Credit Agreement by and among the Company, Big Dog
                  USA, Inc., each lender from time to time party thereto and Bank of America, N.A., as Administrative Agent and Issuing Lender, dated July 28, 2000.

(d)               Not applicable.

(g)               Not applicable.

(h)               Not applicable.